                                   PERCLOSE, INC.
                                ABBOTT LABORATORIES

                         SUPPLEMENT DATED NOVEMBER 11, 1999
                TO PROXY STATEMENT/PROSPECTUS DATED AUGUST 26, 1999


     In connection with the merger agreement among Abbott Laboratories, AL Acquisition Corp. and Perclose, Inc., Perclose has provided each of the holders of its common stock as of the close of business on August 16, 1999, the record date, with a proxy statement/prospectus and a supplement dated November 8, 1999 to the proxy statement/prospectus describing the merger. Following the distribution of the proxy statement/prospectus and the supplement to the proxy statement/prospectus, the board of directors of Abbott has adopted a shareholder rights plan as described below. This supplement to the proxy statement/prospectus is being distributed for informational and SEC disclosure purposes only.

ADOPTION OF SHAREHOLDER RIGHTS PLAN

     On November 10, 1999, the Abbott board of directors declared a dividend distribution of one right for each outstanding share of Abbott common stock to shareholders of record at the close of business on December 1, 1999, the record date. Except as described below, each right, when exercisable, entitles the registered holder to purchase from Abbott one ten-thousandth of a share of Abbott's series A junior participating preferred stock, par value $1.00 per share, at a purchase price of $200.00 for each one ten-thousandth of a share, subject to adjustment. The description and terms of the rights are set forth in a form of rights agreement which was filed with the Securities and Exchange Commission as an exhibit to Abbott's Current Report on Form 8-K dated November 10, 1999.

     Initially, the rights will automatically attach to all Abbott common stock certificates representing shares then outstanding, and no separate certificates evidencing the rights will be distributed. The rights will be evidenced by the common stock certificates and not by separate certificates until the earlier to occur of:

     - ten days following a public announcement that a person or group of affiliated or associated persons, referred to as the acquiring persons, has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of Abbott's outstanding common stock, which is what the rights agreement calls the shares acquisition date; or

     - 15 business days, or a later date as may be determined by action of the Abbott board of directors prior to the time that any person becomes an acquiring person, following the commencement of, or a public announcement of an intention to make, a tender or exchange offer if, upon consummation of that offer, the acquiring person or persons would be the beneficial owner of 10% or more of Abbott's outstanding common stock.

The earlier of these two dates is referred to in the rights agreement as the distribution date.

     The rights agreement also provides that, until the distribution date, the rights will be transferred with and only with the Abbott common stock. Until the distribution date or earlier redemption, expiration or termination of the rights, the transfer of any certificates for Abbott common stock will also constitute the transfer of the rights associated with the Abbott common stock represented by such certificates. As soon as practicable following the distribution date, right certificates will be mailed to holders of record of the Abbott common stock as of the close of business on the distribution date, and, subsequently, such separate right certificates alone will evidence the rights. Any shares of Abbott common stock issued after the distribution date will generally be accompanied by right certificates only if such shares of Abbott common stock are issued pursuant to the exercise of options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities issued by Abbott, or in other circumstances where the issuance of accompanying right certificates is deemed necessary or appropriate by the Abbott board of directors.

     The rights are not exercisable until the distribution date and will expire at the earliest of:

     -    November 10, 2009, the final expiration date;

     -    upon redemption by Abbott as described below; or

     - upon exchange of all rights for Abbott common stock as described below.

     If any person, other than Abbott, its affiliates or any person receiving newly-issued shares of Abbott common stock directly from Abbott, becomes the beneficial owner of 10% or more of the then outstanding shares of Abbott common stock, each rightsholder will subsequently have the right to receive, upon exercise at the then current exercise price of the right, Abbott common stock, or, in certain circumstances, cash, property or other securities of Abbott, having a value equal to two times the exercise price of the right.

     If, after an acquiring person obtains 10% or more of the outstanding Abbott common stock, Abbott is acquired in a merger or other business combination transaction or 50% or more of Abbott's assets or earning power are sold, proper provision will be made so that each holder of a right will subsequently have the right to receive, upon exercise at the then current exercise price of the right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the right.

     Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs, any rights that are, or, under certain circumstances specified in the rights agreement, were, beneficially owned by any acquiring person will immediately become null and void.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Abbott common stock and prior to the acquisition by that person or group of 50% or more of the outstanding Abbott common stock or the existence of a solicitation participant, the Abbott board of directors may exchange the rights, other than rights owned by that person or group, which have become void, in whole or in part, at an exchange ratio of one share of Abbott common stock for each right, subject to adjustment.

     Subject to the following paragraph, at any time after the date of the rights agreement until the earlier of the time that a person becomes an acquiring person or November 10, 2009, the Abbott board of directors may redeem the rights in whole, but not in part, at a price of $.0001 for each right, which may, at the option of Abbott, be paid in cash, shares of Abbott common stock or other consideration deemed appropriate by the Abbott board of directors. Upon the effectiveness of any action of the Abbott board of directors ordering redemption of the rights, the rights will terminate leaving the rightsholders with only the right to receive this redemption price.

     If, at any time prior to a person becoming an acquiring person:

     - there occurs a change, resulting from one or more proxy or consent solicitations, in a majority of the directors in office at the commencement of the first of these solicitations and

     - any person who is a participant in any of these solicitations has proposed or initiated a business combination transaction involving Abbott,

then the approval by holders of at least 85% of the outstanding shares of Abbott common stock, known as the shareholder approval, would be required prior to any redemption of the rights or any amendment of the rights agreement that would adversely affect the interests of rightsholders or facilitate a transaction with a solicitation participant.

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Abbott without conditioning the offer on the rights being redeemed or a substantial number of rights being acquired, and under certain circumstances the rights beneficially owned by that person or group may become void. The rights should not interfere with any merger or other business combination approved by the Abbott board of directors because the Abbott board of directors may, at its option and subject to shareholder approval, if applicable, at any time prior to the time that any person becomes an acquiring person, redeem all, but not less than all, of the then outstanding rights at the redemption price.

     This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement.


                                      3